Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street Migdal Ha’Emek

Israel 2310102

August 8, 2019

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held on Thursday, September 12, 2019, beginning at 4:00 PM, Israel time (9:00 AM ET), at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel, 2310102, or at any adjournments thereof.

The Company’s formal notice of the Meeting and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on August 13, 2019, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Dr. Fernando de la Vega
Chief Executive Officer and Chairman of the Board of Directors

P.V. NANO CELL LTD.

8 Hamasger Street

 Migdal Ha’Emek

Israel 2310102

PROXY STATEMENT

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 12, 2019

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday September 12, 2019, at 4:00 PM Israel time (9:00 AM Eastern time) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel, 2310102, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	re-election to the Board of each of Dr. Fernando de la Vega and Dr. Astorre Modena;

2.	approval and ratification of Dr. Fernando de la Vega position as the chairman of the Board and the chief executive officer of the Company;

3.	approval of the compensation policy for the Company’s executive officers and directors;

4.	approval and ratification of indemnification agreements for the Company’s executive officers and directors;

5.	approval and ratification of the insurance policy for the Company’s executive officers and directors;

6.	approval of an amendment to the engagement terms of Dr. Fernando de la Vega as chief executive officer of the Company, which is brought for approval as a result of a revision of Dr. de la Vega’s annual bonus performance criteria by the compensation committee and Board, increasing the entitlement from up to four monthly retainers to up to five monthly retainers;

7.	approval and ratification of the engagement terms of Evyatar Cohen as chief financial officer of the Company;

8.	approval and ratification of the engagement terms of Hanan Markovich as chief business development officer of the Company;

9.	approval and ratification of the equity grants to the Company’s directors and officers; and

10.	approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2015, 2016, 2017, 2018, and 2019, and its service until the annual general meeting of shareholders to be held in 2020.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders of record at the close of business on August 13, 2019, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Ordinary Shares holders must submit their proxies to the Company’s offices no later than 11:59 PM the day prior to the Meeting (i.e., 11:59 PM (Israel time) on September 11, 2019). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The proxy statement will also be available on the Company’s website www.pvnanocell.com.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Tuesday, September 3, 2019.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

By Order of the Board of Directors,

Dr. Fernando de la Vega
Chief Executive Officer and Chairman of the Board of Directors

Migdal Ha’Emek, Israel

August 8, 2019

P.V. NANO CELL LTD.

8 Hamasger Street, Migdal Ha’Emek, Israel 2310102

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of P.V. Nano Cell Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, September 12, 2019, at 4:00 PM Israel time (9:00 AM Eastern time) at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel, 2310102, or at any adjournments thereof.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares at the close of business on August 13, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 7, 2019, the Company had 24,180,718 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than 11:59 pm the day prior to the Meeting (i.e., 11:59 PM (Israel time) on September 11, 2019). Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. The Proxy Statement will also be available on the Company’s website www.pvnanocell.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR,” except for Proposals 2 through 9.

Holders of Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to Ordinary Shares holders on or about August 19, 2019. In addition to solicitation of proxies to Ordinary Shares holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Thursday, September 19, 2019, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Proposals 2 through 9 are also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the respective Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the respective Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. With respect to Proposals 4 through 9, a controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 2 through 9, your shares will not be voted for Proposals 2 through 9.

In connection with Proposal 3, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Position Statements

Holders of Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at 8 Hamasger St., Migdal Ha’Emek 2310102, Israel, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Tuesday, September 3, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 8 Hamasger Street, Migdal Ha’emek , Israel 2310102, Attention: Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il no later than Thursday, August 15, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, August 22, 2019 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Evyatar Cohen (Tel: +972-54-495-5038).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018, please see Item 6 B. of our Annual Report for the year ended December 31, 2018, filed on Form 20-F with the Commission on May 15, 2019, and accessible through the Commission’s website at www.sec.gov.

PROPOSAL 1

RE-ELECTION TO THE BOARD OF DIRECTORS OF EACH OF DR. FERNANDO DE LA VEGA AND DR. ASTORRE MODENA AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

At the Meeting, the shareholders will be asked to approve the re-election of each of Dr. Fernando de la Vega and Dr. Astorre Modena as a class III and class II directors of the Company, respectively, to hold office until each of their term expires in accordance with their applicable class.

Each director nominee has certified us that he complies with all requirements under the Companies Law for serving as our director. Such certifications will be available for inspection at the Meeting.

Herein below are details on those directors currently serving on the Board, and standing for re-election:

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and has served as our Chief Executive Officer and the Chairman of our board of directors since that time. Dr. de la Vega has more than 35 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

Dr. Astorre Modena has served as a director of the Company since 2010. In 2005, he co-founded, and currently serves as General Partner of, Terra Venture Partners, an Israeli venture capital fund focused on clean technology. Prior to co-founding Terra Venture Partners, from 2001 to 2005, Dr. Modena was Associate and then Principal at Israel Seed Partners, a leading Israeli seed-stage venture capital firm. From 1998 to 2001, Dr. Modena was a consultant with McKinsey & Co., where he consulted for leading Italian, French and Israeli manufacturing and financial corporations on strategic and operational issues. Dr. Modena holds a Ph.D. in Plasma Physics from Imperial College in London and a B.Sc. in Physics from the Hebrew University of Jerusalem (where he was a part of the Honors Program for Outstanding Students). Dr. Modena was also a researcher in the laser-plasma physics department at Imperial College in London and École Polytechnique in Paris.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Dr. Fernando de la Vega as a class III director, to hold office until his term expires in accordance with his class.”

“RESOLVED, to approve the re-election of and Dr. Astorre Modena as a class II director, to hold office until his term expires in accordance with his class.”

The Board recommends shareholders vote
“FOR” Proposal 1

PROPOSAL 2

APPROVAL AND RATIFICATION OF DR. FERNANDO DE LA VEGA POSITION AS THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company’s shareholders, subject to the majority requirements that are detailed below. Under the Companies Law, such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

Our Board, following the recommendation of our audit committee, has unanimously determined that it is in our best interest and that of our shareholders to combine the chairman and chief executive officer positions and to have Dr. Fernando de la Vega serve as the chairman of our Board and the chief executive officer. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Dr. Fernando de la Vega serves in both capacities for the maximum period permitted under the Companies Law (which is currently up to three years from the date of the Meeting).

Our Board believes that combining the roles of chairman and chief executive officer promotes better alignment of strategic development and execution, more effective implementation of strategic initiatives, and clearer accountability for success or failure. Our Board believes that at this stage of the Company’s development, implementing its business and marketing plan and growing its business profitably are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company’s business. As the founder and chief executive officer who has led the Company from its inception, Dr. Fernando de la Vega is uniquely positioned to assume these dual responsibilities.

At the Meeting, shareholders will be asked to approve, ratify and authorize Dr. Fernando de la Vega to continue to serve as the chairman of our Board and chief executive officer of the Company, in accordance with Section 121(c) to the Israeli Companies Law, for an additional period of three years and until his term will expire in accordance with the terms of his class.

“RESOLVED, to authorize and approve Dr. Fernando de la Vega to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of P.V. Nano Cell Ltd., for the maximum period permitted under the Companies Law and the regulations promulgated under the Companies Law, as in effect from time to time.”

The Board recommends shareholders vote
“FOR” Proposal 2

PROPOSAL 3

APPROVAL OF COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Under the Companies Law, a public company must adopt a compensation policy regarding the terms of office and employment of its executive officers and directors, including the grant of any benefit, compensation related payment or undertaking to provide such payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services.

Pursuant to the Companies Law, a company’s compensation policy must be reviewed from time to time by its compensation committee and board of directors, to ensure its alignment with the company’s individual compensation philosophy and to consider its appropriateness for the company. The compensation policy must generally be re-approved once every three years by the board of directors, upon the recommendation of the compensation committee, and ultimately by the company’s shareholders.

Accordingly, our compensation committee and Board proposed to adopt a compensation policy to be approved at the Meeting as reflected in the form attached to this Proxy Statement as Exhibit A, or the Compensation Policy. The Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. In the event our shareholders do not approve the Compensation Policy, our compensation committee and Board may nonetheless approve the Compensation Policy, following an additional review of the matter and after identifying compelling reasons for its approval, provided such approval is in the best interests of the Company.

When considering the Compensation Policy, our compensation committee and Board considered numerous factors, including the advancement of our objectives, our business plan and its long-term strategy, and the creation of appropriate incentives for executive officers and directors. The compensation committee and the Board also considered, among other things, our risk management, size and the nature of our operations, and reviewed various data and information they deemed relevant, including an internal benchmark analysis prepared by us.

Our Compensation Policy is designed to promote retention and motivation of executive officers and directors, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The Compensation Policy also addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for providing distinct compensation packages to different executive officers, and appropriately compares the compensation given to our executive officers, directors and other employees with those of similar companies in the industry.

 Pursuant to the Compensation Policy, the compensation terms that may be granted to an executive officer or director may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy for executives and directors, as detailed in the Proxy Statement dated August 8, 2019, which shall be effective for a period of three years from the date of its approval.”

The Board recommends shareholders vote
“FOR” Proposal 3

PROPOSAL 4

APPROVAL AND RATIFICATION OF INDEMNIFICATION AGREEMENTS FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the Board based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreements is equal to $5,000,000. Such indemnification amounts are in addition to any insurance amounts.

In light of our interest in continuing to attract and retain highly qualified directors and officers, each of our compensation committee and Board believes that it is in our best interest and that of our shareholders to approve and ratify the indemnification agreements, the form of which is attached hereto as Exhibit B.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the form of the indemnification agreement in the form attached hereto as Exhibit B and as further detailed in the Proxy Statement dated August 8, 2019.”

The Board recommends shareholders vote
“FOR” Proposal 4

PROPOSAL 5

APPROVAL AND RATIFICATION OF THE INSURANCE POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS.

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance, and we will, subject to the approval of Proposal 4, enter into new agreements for the same. Under the Companies Law, this indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the Board based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on the indemnification agreements proposed to be approved under Proposal 4 is equal to $5,000,000. Such indemnification amounts are in addition to any insurance amounts.

In January 2019 we purchased a new liability insurance with a total coverage of up to US$5,000,000, an annual premium of US$25,000, or the D&O Insurance policy. The limit coverage remains the same as our previous insurance, however the terms of the current insurance policy are more favorable to us as certain exceptions were reduced while the events covered under the insurance policy were increased. The D&O Insurance policy is subject to the approval and ratification by the Company’s shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the purchase of the liability insurance policy for directors and officers, as detailed in the Proxy Statement dated August 8, 2019.”

The Board recommends shareholders vote

“FOR” Proposal 5

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO THE ENGAGEMENT TERMS OF FERNANDO DE LA VEGA AS CHIEF EXECUTIVE OFFICER OF THE COMPANY

Dr. Fernando de la Vega is responsible for the ongoing management of our Company, initiating new opportunities and leading our business development. Given that Dr. de la Vega serves our Company both as our chief executive officer and as the chairman of our Board, the Companies Law requires that his terms of engagement, and any amendment thereto, be brought before and approved by the Company’s shareholders.

Our compensation committee and Board has recently revised the milestones and performance criteria for the entitlement of Dr. de la Vega’s annual bonus and has thereafter deemed that it is in our best interest to amend Dr. de la Vega’s terms of office as our chief executive officer and to increase Dr. de la Vega’s entitlement to receive an annual cash bonus in an amount of up to five times his monthly retainer instead of four times his monthly retainer, as previously approved by the shareholders. The proposed amendment to the terms of office further align the interests of Dr. de la Vega and our interests while motivating Dr. de la Vega to achieve results, supporting performance that is based in merit and rewards excellence and balancing rewards for both short-term and long terms results to ensure sustained business performance over time. Furthermore, our compensation committee and Board considered the responsibilities and duties to be performed by Dr. de la Vega, the compensation of comparably situated executives, Dr. de la Vega’s experience, education, accomplishments, qualifications, seniority, relevant skills, know-how, unique expertise, and past compensation, and the expected contribution of Dr. de la Vega to our future growth and profitability.

Below is the biography of Dr. de la Vega:

Dr. Fernando de la Vega co-founded PV Nano Cell Ltd. in 2009 and has served as our Chief Executive Officer and the Chairman of our board of directors since that time. Dr. de la Vega has more than 35 years industrial and entrepreneurial experience, having served in managerial positions with responsibility over research and development, quality and operations and has founded or co-founded several businesses in the fields of nano technology and functional materials. From 2001 to early 2009, Dr. de la Vega served as General Manager and a Director of Cima, a company focused on the development of innovative technologies in the field of flexible printed electronics. Dr. de la Vega also co-founded and, from 2003 through 2009, served as Chairman of the Nano Functional Materials Consortium, a five-year, $25 million research consortium which performed general research on nanotechnology, sponsored by Israel’s Office of the Authority as part of the MAGNET program, a special program intended to encourage cooperation between industry and academia. Dr. de la Vega has also co-founded three European research and development consortiums. He is a co-inventor of more than 11 patent families in the fields of nanomaterials and nanotechnology and author and co-author of many scientific and technical publications (including on conductive inks for inkjet printing). Dr. de la Vega holds a Ph.D. in Applied Chemistry from the Casali Institute at the Hebrew University of Jerusalem, as well as a M.Sc. in Applied Chemistry and a B.Sc. in Chemistry from the Hebrew University of Jerusalem.

Dr. de la Vega is currently entitled to the following terms of office:

1.	Term: three years commencing as of the date of the Meeting, subject to early termination as detailed below (the “Term”).

2.	Monthly Compensation: monthly retainer in the amount of NIS 51,750 (plus VAT) for 100% position, to be increased to NIS 65,000 (plus VAT) once the Company secures an additional investment of $1,000,000.

3.	Vacation: 22 vacation days per year (which may be accumulated up to a total number of vacation days to which he is entitled for a term of two years).

4.	Sick Leave: 18 sick leave days per year (1.5 days per month), (which may be accumulated up to 90 days).

5.	Annual Cash Bonus: upon achievement of certain performance targets to be determined by the compensation committee and the Board, based on the Compensation Policy and the updated business plan to be prepared by the chief executive officer, Mr. de la Vega may be entitled to receive an annual cash bonus in an amount of up to four times his monthly retainer.

6.	Special One-Time Bonus: upon the occurrence of one of the following transactions (each, an “Exit Event”), the chief executive officer may be entitled to receive a special one-time bonus in amount equivalent up to six times his monthly retainer, provided, however, that our pre-money valuation shall be at least US $50,000,000 at the closing of such transaction or within twelve months following such closing:

a.	the consummation of an initial public offering of the ordinary shares of the Company on a recognized stock exchange;

b.	a sale of all or substantially all of the share capital of the Company to any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity (“Person”);

c.	a sale, lease, conveyance or disposition of all or substantially all of the assets of the Company;

d.	a merger of the Company with or into another entity in which the shareholders of the Company immediately prior to such merger do not hold a majority of the share capital and voting rights of the surviving entity held by them by virtue of their holdings in the Company prior to the consummation of the transaction or a transaction or series of transactions in which a Person or group of Persons acquire more than 50% of the issued and outstanding share capital of the Company (other than an acquisition of such share capital from the Company); or

e.	an uplisting to a higher exchange.

7.	Equity Based Awards: our chief executive officer received the following equity grants, which are hereby being brought to the ratification of the shareholders:

a.	Options to purchase up to 20,000 ordinary shares, at an exercise price per share of $0.917, which were granted on November 19, 2017, with the following vesting schedule: 6,672 options vested on December 31, 2018, with the remaining options vesting quarterly in equal installments of 1,666 options over a period of eight quarters, two of which vested on March 31, 2019 and June 30, 2019, and the remaining installments will vest on September 30, 2019, December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020.

b.	Options to purchase up to 250,000 ordinary shares, at an exercise price per share of $0.27, which were granted on November 29, 2018 (the “CEO Options”). The CEO Options were granted subject to the following vesting schedule: 1/12 of the CEO Options vested on October 2, 2018, and 1/12 of the CEO Options vested, and shall continue to vest, at the end of each quarter thereafter, over an additional period of eleven quarters. The CEO Options will expire seven years from the date of grant, subject to earlier termination of the CEO Options and shall be governed by our 2010 Israeli Option Plan (“Plan”) and such additional terms as set forth under the Plan.

c.	Upon the occurrence of an Exit Event, the chief executive officer shall be entitled to an equity-based award, in accordance with the following calculation (“CEO Equity Based Award”):

(i)	If our pre-money valuation shall be equal to or higher than US $30,000,000 but less than US $40,000,000, the chief executive officer shall be entitled to an equity-based award equal to 0.5% of our share capital on a fully diluted basis.

(ii)	If our pre-money valuation shall be equal to or higher than US $40,000,000 but less than US $50,000,000, the chief executive officer shall be entitled to an equity-based award equal to 1.25% of our share capital on a fully diluted basis.

(iii)	If our pre-money valuation shall be equal to or higher than US $50,000,000, the chief executive officer shall be entitled to an equity-based award equal to 2% of our share capital on a fully diluted basis.

The compensation committee and Board will be authorized to determine the final terms of the CEO Equity Based Award, including the vesting terms and the exercise price, which shall be in accordance with the compensation policy than in effect. The CEO Equity Based Award shall be subject to the Plan.

The CEO Equity Based Award will be accelerated in full in the event that the Company’s terminates its engagement with the chief executive officer following the completion of an Exit Event. There shall be no such acceleration of the exercise period of the CEO Equity Based Award in the event the chief executive officer terminates his engagement with the Company; or in the event that the Company terminates its engagement with the chief executive officer prior to the completion of an Exit Event.

8.	Prior Notice:

a.	Prior Notice Period by the chief executive officer: three months’ prior written notice.

b.	Prior Notice Period by the Company: if the Company wishes to terminate the engagement of the chief executive officer during the Term, not as a result of the chief executive officer’s breach of his terms of office, the Company shall be required to provide a prior written notice as follows:

(i)	Prior to the completion of an Exit Event: six months’ written notice.

(ii)	Following the completion of an Exit Event:

a.	Up to 12 months following the Exit Event - 24 months’ prior written notice.

b.	Between 12 months and up to 24 months following the Exit Event - 12 months’ prior written notice.

c.	Between 24 months and up to 36 months following the Exit Event - 6 months’ prior written notice.

In the event of liquidation of the Company or upon the lapse of the Term, the Prior Notice Periods set forth in Section 8.b. above shall not apply, and the required prior notice period shall be 30 days.

If approved by the meeting, the annual cash bonus amount to which Dr. de la Vega may be entitled to receive will be increase from up to four times his monthly retainer to up to five times his monthly retainer.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to Dr. Fernando de la Vega’s compensation terms as the chief executive officer of the Company, to increase the annual cash bonus amount to which Dr. de la Vega may be entitled to receive from up to four times his monthly retainer to up to five times his monthly retainer .”

The Board recommends shareholders vote “FOR” Proposal 6

PROPOSAL 7

APPROVAL AND RATIFICATION OF ENGAGEMENT TERMS OF EVYATAR COHEN AS CHIEF FINANCIAL OFFICER OF THE COMPANY

Mr. Evyatar Cohen serves as our chief financial officer, since November 12, 2017. Mr. Cohen is responsible for the ongoing management of our Company’ financial matters.

Under the Companies Law, if any engagement is not in accordance with the compensation policy of a company, then the engagement is required to be brought to the approval of the company’s shareholders by a special majority vote (as described below). Given that we did not have a compensation policy in effect at the time of the approval of the terms of engagement of our chief financial officer, Mr. Cohen (as further described below), such terms of office are brought to the approval and ratification of our shareholders at the Meeting.

Below is the biography of Mr. Cohen:

Evyatar Cohen has served as our Chief Financial Officer since November 2017. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both the Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital. Mr. Cohen holds a B.A. in Business Management from the College of Management in Israel with B.A in Business Management in 2000 and was awarded his Masters of Law degree from the Bar Ilan University, Israel. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel.

If approved at the Meeting, Mr. Cohen shall be entitled to the following terms of office:

1.	Services: Mr. Cohen provides services as our chief financial officer, which includes signing the consolidated financial statements, the Company’s annual report on Form 20-F and registration statement on Form F-1 and any other documents required to be signed by the Company’s chief financial officer pursuant to any applicable law or regulations. Mr. Cohen’s services includes, among others, the services of Ms. Moran Cohen as our controller.

2.	Consideration:

a.	From November 12, 2017 until the filing the Company’s 2017 annual report on Form 20-F, which was filed on May 15, 2018 (“2017 20-F”): NIS 33,000 per month + VAT.

b.	Second period (from May 15, 2018 onward): NIS 45,000 per month + VAT.

3.	Termination: Either we or Mr. Cohen may terminate the agreement by providing a 45 days prior notice.

4.	Equity Based Awards: our chief financial officer received the following equity grants, which are hereby being brought to the ratification of the shareholders:

a.	Options to purchase up to 80,000 ordinary shares, at an exercise price per share of $0.917, which were granted on November 19, 2017, with the following vesting schedule: 3,341 options to vest on November 30, 2017, and additional 3,333 options to vest at the end of each month thereafter until October 31, 2019.

Upon termination of the services for any reason, Mr. Cohen may choose with respect to all vested options held by him at such termination date whether (i) exercise all vested options in accordance with the provisions of the our option plan, after paying the applicable exercise price of each vested option; or (ii) exercise only 50% of the vested options, at an exercise price per share of NIS 0.01, and the remaining vested options shall be forfeited immediately.

b.	Options to purchase up to 40,000 ordinary shares, at an exercise price per share of $0.917, which were granted on November 19, 2017, with the following vesting schedule: 1,682 options to vest at the last calendar day of the first calendar month following the 2017 20-F filing and additional 1,666 options to vest at the last calendar day of each calendar month thereafter over 23 additional months.

Upon termination of the services for any reason, Mr. Cohen may choose with respect to all vested options held by him at such termination date whether (i) exercise all vested options in accordance with the provisions of the our option Plan, after paying the applicable exercise price of each vested option; or (ii) exercise only 50% of the vested options, at an exercise price per share of NIS 0.01, and the remaining vested options shall be forfeited immediately.

c.	Options to purchase up to 25,000 ordinary shares, at an exercise price per share of $0.27, which were granted on October 2, 2018, with the following vesting schedule: 8,336 options to vest on September 30, 2019, and additional 2,083 options to vest on December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021 and September 30, 2021.

5.	Indemnification and Insurance: Mr. Cohen shall be entitled to enter into an indemnification agreement based on our customary form and will be included in our D&O Insurance. In addition, Mr. Cohen shall be entitled to a professional liability insurance policy with respect to the Services provided by him to the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify Mr. Evyatar Cohen’s engagement terms as the chief financial officer of the Company, as detailed in the Proxy Statement dated August 8, 2019.”

The Board recommends shareholders vote “FOR” Proposal 7

PROPOSAL 8

APPROVAL AND RATIFICATION OF ENGAGEMENT TERMS OF HANAN MARKOVICH

On February 10, 2019, we appointed Mr. Hanan Markovich as our chief business development officer. Mr. Markovich is responsible for pursuing and securing potential business arrangements that are to the benefit of the Company.

Under the Companies Law, if any engagement is not in accordance with the compensation policy of a company, then the engagement is required to be brought to the approval of the company’s shareholders by a special majority vote (as described below). Since we did not have a compensation policy in effect at the time of the approval of the terms of engagement of our chief business development officer, Mr. Markovich (as further described below), the terms of office are brought to the approval and ratification of our shareholders.

Below is the biography of Mr. Markovich:

Hanan Markovich has served as our Chief Business Development Officer since February 2019. Mr. Markovich is also a self-employed technology consultant. From 2017 to 2019, Mr. Markovich served as Chief Product & Marketing Officer of Robust E2C, a company focused on IoT framework solutions. Mr. Markovich also co-founded, and from 2015 through 2017, served as Chief Executive Officer of IllumaSense, a company that helps cities manage their infrastructure and gather information from the urban environment. Prior to co-founding IllumaSense, from 2014 to 2015, Mr. Markovich served as Executive Vice President Business Development of Gaash Lighting. Mr. Markovich holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology and an MBA from the University of Haifa, Israel.

If approved at the Meeting, Mr. Markovich shall be entitled to the following:

1.	Position: Chief Business Development Officer.

2.	Salary: NIS 35,000 per month, including global overtime payment.

3.	Restrictions: Customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

4.	Equity Based Awards: our chief business development officer received the following equity grant, which is hereby being brought to the ratification of the shareholders.

a.	Options to purchase up to 140,000 ordinary shares, at an exercise price per share of $0.27, which shall vest as follows: 46,672 of the options shall vest on March 31, 2020, and the remaining options shall vest in eight equal quarterly installments of 11,666 each.

If Proposal 2 is approved at the Meeting, the proposed compensation terms will be in line with our compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify Mr. Markovich’s engagement terms as the chief business development officer of the Company, as detailed in the Proxy Statement dated August 8, 2019.”

The Board recommends shareholders vote “FOR” Proposal 8

PROPOSAL 9

APPROVAL AND RATIFICATION OF EQUITY GRANTS TO THE COMPANY’S DIRECTORS AND OFFICERS

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation, including with respect to his or her other roles in the Company, must be approved by our compensation committee, Board and the shareholders, in that order.

Under the Companies Law, if any engagement is not in accordance with the compensation policy of a company, then the engagement is required to be brought to the approval of the company’s shareholders by a special majority vote (as described below). Since we did not have a compensation policy in effect at the time of the approval of the terms of engagement of our chief business development officer, Mr. Markovich (as further described below), the terms of office are brought to the approval and ratification of our shareholders.

Our directors, other than our external directors and chairman of the Board, do not receive any cash compensation for their services on our Board.

Below are the equity grants that are brought to the approval of the shareholders at the Meeting, and their respective terms:

Grantee	Tax track	Date of Grant	Option Amount	Price Per Share	Vesting Schedule
Eyal Shpilberg*	102	November 19, 2017	140,000	$0.917	46,672 options to vest on December 31, 2018; and additional 11,666 options to vest on March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020;
Orly Solomon	102	November 19, 2017	20,000	$0.917	6,672 options to vest on December 31, 2018; and additional 1,666 options to vest on March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; and December 31, 2020.
Shai Levy**	3(i)	November 19, 2017	20,000	$0.917	6,672 options to vest on December 31, 2018; and additional 1,666 options to vest on March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; and December 31, 2020.
Astorre Modena	102	November 19, 2017	20,000	$0.917	6,672 options to vest on December 31, 2018; and additional 1,666 options to vest on March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; and December 31, 2020.
Ido Lapidot	102	November 19, 2017	20,000	$0.917	6,672 options to vest on December 31, 2018; and additional 1,666 options to vest on March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; and December 31, 2020.

Grantee	Tax track	Date of Grant	Option Amount	Price Per Share	Vesting Schedule
Astorre Modena	102	November 29, 2018	25,000	$0.27	8,336 options to vest on September 30, 2019; and additional 2,083 options to vest on December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020; March 31, 2021; June 30, 2021 and September 30, 2021.
Ido Lapidot	102	November 29, 2018	25,000	$0.27	8,336 options to vest on September 30, 2019; and additional 2,083 options to vest on December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020; March 31, 2021; June 30, 2021 and September 30, 2021.
Orly Solmon	102	November 29, 2018	25,000	$0.27	8,336 options to vest on September 30, 2019; and additional 2,083 options to vest on December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020; March 31, 2021; June 30, 2021 and September 30, 2021.
Shai Levy**	3(i)	November 29, 2018	25,000	$0.27	8,336 options to vest on September 30, 2019; and additional 2,083 options to vest on December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020; March 31, 2021; June 30, 2021 and September 30, 2021.

*	Mr. Shpilberg employment was terminated on March 23, 2019, on which date 46,672 options were vested (“Vested Options”). On April 30, 2019, our Board resolved to extend the post-termination exercise date of the Vested Options to 18 months following the employment termination date, i.e. September 23, 2020. On such date, all unexercised Vested Options will irrevocably expire. On June 10, 2019, Mr. Shpilberg signed a consent letter, according to which he consents to the post-termination exercise period extension and to the re-classification of the Vested Options as 3(i) Tax Track (pursuant to Israeli Tax Authority Ruling No. 8597/17).

**	Mr. Shai Levi resigned from our board of directors on July 14, 2019, on which such date 10,004 options were vested. On August 1, 2019, our compensation committee and Board has each resolved to (i) accelerate the vesting of the options granted to Mr. Shai Levy, such that as of July 14, 2019, a total of 11,667 options granted under the first Levy Grant that were to vest as of September 30, 2019 )pursuant to their term), have been accelerated and became exercisable and a total of 8,333 options granted under the second Levy Grant that were to vest as of September 30, 2019 )pursuant to their terms), have been accelerated and became exercisable (the “Acceleration” and the “Accelerated Options”, respectively) and (ii) extend the exercise period of the options under the Levy Grant to the maximum period available under the Plan and our Compensation Policy, if approved by the Meeting, such that the exercise period of the first Levy Grant Accelerated Options shall be extended until November 18, 2024, and the exercise period of the Second Levy Grant Accelerated Options shall be extended until November 28, 2025.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the grant of equity awards to the members of the Company’s board of directors and related terms, as detailed in the Proxy Statement dated August 8, 2019.”

The Board recommends shareholders vote “FOR” Proposal 9

PROPOSAL 10

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the Board is authorized to determine the independent auditor’s remuneration.

At the Meeting, shareholders will be asked to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the years ending December 31, 2015, 2016, 2017, 2018, 2019, and to serve until the annual general meeting of shareholders to be held in 2020. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, in each of the previous two fiscal years:

	2018	2017
	(in thousands of U.S. dollars)
Audit fees(1)	$115	$100
Tax Fees(2)	15	5
Total	$130	$105

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

(2)	Represents fees paid for tax consulting services.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the years ending December 31, 2015, 2016, 2017, 2018, 2019, and to serve until the annual general meeting of shareholders to be held in 2020.”

The Board recommends shareholders vote “FOR” Proposal 10

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Dr. Fernando de la Vega
Chief Executive officer and Chairman of the Board of Directors of the Company

Dated: August 8, 2019